SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                     FORM 11-K


                                   ANNUAL REPORT


                          Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                       For The Year Ended December 31, 1996


                                    AVX CORPORATION

                                DEFERRED COMPENSATION PLAN


                                      AVX CORPORATION
                                       P.O. Box 867
                                   Myrtle Beach SC 29577

                                     AVX CORPORATION
                                DEFERRED COMPENSATION PLAN
                                            INDEX

                                                    											   Page No.

	Report of Independent Accountants		                                  2
	Statement of Financial Condition with Fund Information
 as of December 31, 1996 and 1995
                                                                      3
	Statement of Income and Changes in Plan Equity with Fund
 Information	for the years ended December 31, 1996, and 1995
 and the period ended December 31, 1994                              4-5

	Notes to Financial Statements				                   	   		          6-8

	Signatures				                                    						             9

	Schedule of Investments

 Exhibit:

 23.1   Consent of Coopers & Lybrand L.L.P. dated

Coopers
&Lybrand

Coopers & Lybrand L.L.P.
a professional services firm



                                REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee,
AVX Corporation Deferred Compensation Plan:


   We have audited the statement of financial condition of the AVX Corporation Deferred Compensation Plan as of December 31, 1996 and 1995 and the related statement of income and changes in plan equity for the years ended December 31, 1996 and 1995 and the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AVX Corporation Deferred Compensation Plan as of December 31, 1996 and 1995 and its income and changes in plan equity for the years ended December 31, 1996 and 1995 and the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules and Fund Information in the statement of financial condition and the statement of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in plan equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole


                                COOPERS & LYBRAND L.L.P.

Atlanta, Georgia
March 25, 1997

Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.

                           AVX CORPORATION DEFERRED COMPENSATION PLAN
                      STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
                               as of December 31, 1996 and 1995, 1996

                                                                    Aggressive Intermediate  Short Term  International
                                             AVX Stock    Kyocera      Equity    Term Fixed Fixed Income  Equity
                                   Total        Fund     Stock Fund     Fund        Fund        Fund       Fund
1996
ASSETS:
Investments at Fair Value:
Short-term temporary
 investment                     $    118,625   $ 4,002   $    469   $  46,017   $     -     $ 68,137   $     -
Other investments
 (cost $1,011,104)                 1,080,499       -          -       460,374     530,916         -      89,209
AVX Corporation
 Common Stock (cost $36,454)          34,830    34,830       -           -           -           -          -
Kyocera Corporation American
Depositary Shares
 (cost $81,286)                       67,588       -       67,588        -           -           -          -

  Total investments                1,301,542    38,832     68,057     506,391     530,916     68,137     89,209

Receivables:
Employer contributions               40,775      1,818      3,750      20,817      10,685      2,000      1,705
Dividends                             1,247         20          2       1,225        -           -           -

Plan equity                     $ 1,343,564   $ 40,670   $ 71,809   $ 528,433   $ 541,601   $ 70,137  $ 90,914


      1995                                                           Aggressive Intermediat Short Term  International
                                            AVX Stock    Kyocera        Equity  Term Fixed  Fixed Incom  Equity
                                   Total        Fund    Stock Fund      Fund      Fund         Fund       Fund
ASSETS:
Investments at Fair Value:
Short-term temporary
investment                      $   3,827  $     -     $      280  $    2,268  $          $      956   $    323
Other investments
 (cost $516,844)                  537,900        -           -        220,787    310,534       -          6,579
Kyocera Corporation American
Depositary Shares
  (cost $98,072)                   95,819        -         95,819        -          -          -            -

Total investments                 637,546        -         96,099     223,055    310,534        956       6,902

Receivables:
   Employer contributions          43,684        -          9,454      20,713     12,203      -           1,314
   Employee contributions          26,341        -          3,568       8,931     13,388      -             454
   Unconsummated purchases            -          -            -           -          -         -            -
   Dividends                          202        -              3         193        -            5           1

             Plan equity        $ 707,773  $     -     $  109,124  $  252,892  $ 336,125  $     961   $   8,671

                          The accompanying notes are an integral part of the financial statements.

                        AVX CORPORATION DEFERRED COMPENSATION PLAN
         STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                    for the year ended December 31, 1996, 1996 and
                  the period since inception through December  31,1994

                                                                       Aggressive Intermediate Short Term  International
                  1996                      AVX Stock   Kyocera        Equity      Term Fixed Fixed Income   Equity
                                  Total         Fund    Stock Fund        Fund        Fund        Fund        Fund
Net investment income:

Dividends on Kyocera AD        $      800   $     -     $      800   $     -     $     -     $     -    $   -
Dividends on AVX Corporation          191         191         -            -           -           -           -
Other dividends                    39,569         -             12       8,956      27,514         830       2,257
Realized gains and (losses)        36,524         -         (2,361)     32,420       5,044        -          1,421
Unrealized appreciation
(depreciation)of investments       35,268      (1,625)     (11,445)     40,934       2,216        -          5,188

Contributions:
     Employer                     100,929       4,754       13,814      49,419      27,743       2,045       3,154
     Employee                     422,510       4,718       40,959     162,559     199,148       3,844      11,282

Income and change in plan
 equity                           635,791       8,038       41,779     294,288     261,665       6,719      23,302

Plan equity at  beginning
 of year                          707,773                  109,124     252,892     336,125         961       8,671

Transfer of funds
 from employee
 investment election, net            -         32,632      (79,095)    (18,747)    (56,188)     62,457      58,941

Plan equity at end of year     $1,343,564  $   40,670   $   71,808   $ 528,433  $  541,602   $  70,137   $  90,914



                                                            Aggressive  Intermediate Short Term Internationa
             1995                       AVX Stock Kyocera     Equity     Term Fixed  Fixed      Equity
                                  Total     Fund  Stock Fund   Fund        Fund    Income Fund    Fund
Net investment income:

Dividends on Kyocera ADS      $    429  $     -   $    429   $    -     $          $    -      $      -
Other dividends                 15,514        -                  3,788     11,523       39           164
Realized gains and (losses)      5,117        -                  3,759      1,127                    231
Unrealized appreciation
 (depreciation)
of investments                  18,663        -      (2,393)    10,374     10,920                   (238)
Contributions:
     Employer                   86,308        -      16,289     41,634     26,967                   1,418
     Employee                  376,438        -      61,246    116,091    197,209                   1,892

Income and change in plan
 equity                        502,469        -      75,571    175,646    247,746       39          3,467

Plan equity at  beginning
 of year                       205,304        -      31,012    111,283     62,087      922            -

Transfer of funds from
 employee investment
 election, net                    -           -       2,541    (34,037)    26,292                    5,204

Plan equity at end of year   $ 707,773  $     -   $ 109,124  $ 252,892  $ 336,125  $   961     $     8,671

                               The accompanying notes are an integral part
                                          of the financial statements.


                       AVX CORPORATION DEFERRED COMPENSATION PLAN
                   STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                         WITH FUND INFORMATION  (continued)
                 for the year ended December 31, 1996, 1995  and
                  the period since inception through December 31, 1994
                                                    Aggressive Intermediate  Short Term
           1994                           Kyocera   Equity      Term Fixed  Fixed Income
                               Total     Stock Fund   Fund         Fund         Fund
Net investment income:

Dividends on Kyocera ADS     $      17   $     17   $            $           $
Other dividends                    809                    561         248
Realized gains and (losses)                                                        -
Unrealized appreciation of
 investments                       140        140

Contributions:
     Employer                   84,838     15,928      38,023      29,965         922
     Employee                  119,501     14,927      72,699      31,875          -

Income and change in
 plan equity                   205,305     31,012     111,283      62,088         922

Plan equity at inception
Plan equity at end of year   $ 205,305   $ 31,012   $ 111,283   $  62,088    $    922


                            The accompanying notes are an integral part
                                    of the financial statements.

                                       AVX CORPORATION
                                 DEFERRED COMPENSATION PLAN

                               NOTES TO FINANCIAL STATEMENTS

1.		Description of Plan:

		The following brief description of the AVX Corporation
Deferred Compensation Plan as amended (the "Plan")	is provided for general
information purposes only. Participants should refer to the Plan agreement for more complete information.

		The Plan was established August 1, 1994 to provide certain
officers and highly compensated managers of AVX 			Corporation
(the "Company") with supplemental retirement benefits.

		The Plan's investments are held by a trust fund administered by Marine Midland Bank, (the "Trustee").

Eligibility:
 	An employee with an annual compensation of $150,000 or higher
and selected by the Company (or such other party or 			committee
as the Company may designate) is eligible to participate in the Plan.

Benefits:
		Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's termination of employment or death. Each participant shall be fully vested and have a nonforfeitable interest in his account.

Deferred Compensation Amounts:
		The deferred amount may range from 1% to 25% of eligible
compensation. The Company makes a matching contribution 			equal
to 100% of the first 3% of compensation deferred by such
participant on compensation in excess of $150,000 and
an amount equal to the aggregate amount that would have been contributed on such participant's compensation in excess
of $150,000 under the profit sharing and money purchase
features of the AVX Corporation Retirement Plan had there
been no limit on compensation in said plan.  For the purpose of determining the Company's contribution, a participant's
compensation for 1996 shall not exceed $250,000.

Administrative expenses are paid by the Company.

2.  		Significant Accounting Policies

		The financial statements of the Plan are presented on the accrual basis of accounting. Contributions include amounts equal to the aggregate that would have been contributed on participant's compensation in excess of $150,000 but less than $250,000 under the money purchase features of the AVX
Corporation Retirement Plan . The contributions associated with the profit sharing features of the AVX Corporation Retirement
Plan are not readily determinable and will be included in the plan in the year paid.

		Investments in securities traded on a national securities
exchange are valued at the closing sales price on the last
business	day of the plan year.  Temporary cash investments in money
market funds are valued at par which represents market 			value
as determined by the Trustee. For purposes of determining realized gains and losses the Plan uses the average cost method to determine the cost basis of disposed assets.

		Investments:
The investment alternatives are:

	Short-Term Fixed Income Fund:  This fund consists of
short-term maturities of US. government bonds and
notes and bank certificates of deposit.  The short-term fixed
income fund had two and one participant at December 31, 			1996
and 1995, respectively.

		Intermediate-Term Fixed Income Fund: This fund consists of a diversified portfolio of quality fixed income securities of longer term maturities.  The intermediate-term
fixed income fund had five and seven participants at 			December
31, 1996 and 1995, respectively.

 Aggressive Equity Fund: This fund consists of a diversified portfolio of quality equity investments which may include common or capital stocks, bonds, mutual funds, or preferred stocks convertible into common or capital stocks. The aggressive equity fund had twelve participants at December 31, 1996 and 1995.

 	Kyocera Stock Fund: The fund consists of American Depositary Shares ("ADS") of Kyocera Corporation. The Kyocera stock fund had three and six participants at December 31, 1996 and 1995, respectively.

		International Equity Fund: This fund consists of a diversified portfolio of quality equity investments which funds are substantially invested outside the U.S and may include common stocks, bonds or mutual funds.

		The international equity fund had six and three participants at December 31, 1996 and 1995, respectively.

		AVX Stock Fund: Effective November 1, 1995 the plan was
amended to include AVX Stock as a investment option. 			In
accordance with SEC section 16b,  initial investments elections
are subject to a six month waiting period before 			they can be
executed.  The AVX stock fund had two participants as of
December  31, 1996.

	Realized gains were as follows:

               December 31,1996       December 31, 1995	     December 31, 1994

Aggregate cost	  $434,592                    $100,517                 -
Proceeds          471,116                     105,634                 -

Realized gains  $  36,524                   $   5,117                 -

The Plan's unrealized (depreciation) appreciation of investments were as follows:

              December 31,1996     December 31, 1995	     December 31, 1994

AVX Corporation
Common Stock      $ (1,625)            $     -                 $  -
Kyocera  ADS	      (13,698)              (2,253)                 140
Other investments   69,394               21,056 	                 -

Total		          $  54,071              $18,803                 $140

		The Plan's exposure to accounting loss with respect to its financial instruments is limited to the carrying values.

3.		Federal Income Taxes

		The Plan is a grantor type trust and is not qualified under
Section 401 of the Internal Revenue code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, AVX Corporation. Participants must include distributions in taxable income at the time of withdrawal.

4.  		Transactions with Parties-In-Interest

		Amounts of Kyocera ADS held by the Plan at December 31, 1996 and 1995 were as following:
                        December 31, 1996            December 31, 1995

	Shares			                    554                         	642
Market value per share    $122.00	                     $149.25
Market value	            	$67,588                     	$95,819


  Amounts of AVX Corporation stock held by the Plan at December 31,1996 and 1995 were as follows:

				                      December 31, 1996             December 31, 1995
Shares                       	1,620                           -
Market value per share      	$21.50                           -
Market value               	$34,830                           -


5.             Subsequent Event

		Effective January 1, 1997 the plan was amended for the
following:
 	A participant may defer an amount from 1% to 28% of eligible
compensation.  The Company will make a 			matching contribution
equal to the following:

			1.)  Stock Bonus feature - provided the participant elects to have the first 3% of his deferred amount invested in
the AVX Stock Fund, the Company will make a 100%
matching contribution, monthly, based on
compensation between $160,000 and $600,000.

			2.) Money Purchase Plan feature - the Company will make a annual contribution equal to 5% of eligible compensation between $160,000 and $600,000.

			3.)   Profit Sharing feature - the Company will make a annual
contribution between 1% - 5% of eligible earnings
for compensation between $160,000 and $300,000.  The
contribution is subject to the Company's profits and
approval by the board of directors.

                                        SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                 AVX CORPORATION DEFERRED COMPENSATION PLAN
                                           (Name of Plan)

                                       /S/ Donald B. Christiansen
                                            Don Christiansen
                                         Member of Administrative Committee


                      	         		Date: March 27, 1997

                       AVX CORPORATION DEFERRED COMPENSATION PLAN
                             SCHEDULE OF INVESTMENTS
                           As of December 31, 1996

        Description               Number of                      Percentage
                                 shares/ units    Market Value   of net Assets

Rowe T Price Spectrum FD Inc.        47,403       $530,916.00          40%
AVX Corporation Common Stock          1,620         34,830.00           3%
Kyocera ADS                             554         67,588.00           5%
Templeton FDS Inc.  Foreign FD        8,611         89,209.34           7%

Common Stocks:
Auto Manufacturing & Related
Ford Motor Company                      400         12,900.00
General Motors Corporation              300         16,725.00
                                        700         29,625.00           2%
         Chemical
Dow Chemical Company                    150         11,756.25
Grace W R & Company                     200         10,350.00
                                        350         22,106.25           2%
Electrical Equipment - Heavy
General Electric Company                200         19,775.00
Raychem Corporation                     200         16,025.00
                                        400         35,800.00           3%
Electrical Equipment & Appliances
Armstrong World Industries Inc.         200         13,900.00
Corning Incorporated                    300         13,875.00
                                        500         27,775.00           2%
Financial Services & Realty
Bank New York Inc.                      300         10,125.00
Federal National                        400         15,050.00
Great Western Financial Corp.           450         13,050.00
Travelers Group Inc.                    266         12,069.75
                                      1,416         50,294.75           4%
      Hospital Supply
Baxter International Inc.               500         20,500.00
Fresenius Medical Care                  209          5,878.12
Humana Inc.                             500          9,500.00
Medtronic Inc.                          300         20,400.00
                                      1,509         56,278.12           4%
         Insurance
Equitable Consolidated Inc.             500         12,312.50
USF&G Corp                              600         12,525.00
                                      1,100         24,837.50           2%
        Retail Trade
Gap Incorporated                        400         12,050.00
May Department Stores Co.               150          7,012.50
J C Penny Incorporated                  200          9,750.00
Tandy Corporation                       300         13,200.00
                                      1,050         42,012.50           3%
       Miscellaneous
Bank America Corporation.               200         19,546.00
Bristol Myers Squibb Company            200         21,800.00
Conrail Incorporated                    153         15,242.62
Dial Corporation                        500          7,312.50
Owens Corning                           300         12,787.50
Kimberly Clark Corporation              200         19,050.00
Philip Morris Companys Inc.             200         22,600.00
Texaco Incorporated                     150         14,718.75
United Technologies Corporation         300         19,875.00
Viad Corporation                        500          8,187.50
Xerox Corporation                       200         10,525.00

Total Common Stocks                   9,928        460,373.99          34%

Cash and Cash equivalents                          118,625.00           9%

Total Investments                               $1,301,542.33

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